Exhibit 1

Press Release

RedHill Biopharma Accelerates Ongoing U.S. Phase 2/3
COVID-19 Study of Once-Daily Oral RHB-107 in Non-
Hospitalized Patients with South African Approval

The South African Health Products Regulatory Authority (SAHPRA) has approved the Phase 2/3 study of once-daily orally-administered RHB-107 (upamostat) for patients with symptomatic
COVID-19 who do not require hospital care
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Number of U.S. sites for the study has also been expanded
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RHB-107, a novel antiviral serine protease inhibitor targeting human cell factors, is expected to be effective against emerging viral variants
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RHB-107 is being developed as a potential treatment with a simple once-daily oral pill in the early course of COVID-19
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In parallel RedHill’s leading oral COVID-19 therapeutic, opaganib, is being evaluated in a global
Phase 2/3 study in 475 patients hospitalized with severe COVID-19, with top-line results upcoming

TEL AVIV, Israel and RALEIGH, NC, September 13, 2021, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today announced that South Africa has joined the U.S. in approving the Phase 2/3 study with novel, once-daily, orally-administered pill RHB-107 (upamostat)1 for non-hospitalized patients with symptomatic COVID-19. The study is already ongoing in the U.S., with expansion of study sites underway to further accelerate recruitment.

RHB-107 is a novel antiviral drug candidate that targets human serine proteases involved in preparing the spike protein for viral entry into target cells. Because it is host-cell targeted, RHB-107 is expected to also be effective against emerging viral variants with mutations in the spike protein. RHB-107 has demonstrated strong inhibition of SARS-CoV-2 viral replication in an in vitro human bronchial epithelial cell model. RHB-107 has a strong clinical safety and biodistribution profile, demonstrated in previous clinical studies, including several Phase 1 and Phase 2 studies in different indications, in approximately 200 patients.

“South Africa continues to face an onslaught of COVID-19 that is claiming many lives and causing significant distress to the healthcare system. South Africa, along with the U.S. and rest of the world, urgently need the ability to easily and effectively treat COVID-19 and its variants, both inside and outside the hospital setting,” said Terry F. Plasse MD, Medical Director at RedHill. “As clearly highlighted recently by the Director of NIAID, it is important to be able to treat patients early in the course of the disease to prevent progression to more severe symptoms. The approval of this study in South Africa, along with the expansion of study sites in the U.S., are aimed at accelerating our efforts to bring RedHill’s two novel, oral compounds that cover the spectrum of COVID-19 disease severity, RHB-107 and opaganib, to patients across the world.”

The Phase 2/3 study (NCT04723527) with RHB-107 is aimed at evaluating treatment in patients with symptomatic COVID-19 early in the course of the disease, with a simple once-daily oral treatment that can be prescribed and used in the largest, non-hospitalized, patient population. The study is a 2-part, multicenter, randomized, double-blind, placebo-controlled, parallel-group study to evaluate the safety and efficacy of RHB-107. The study is designed for dose selection and to evaluate time to sustained recovery from illness as the primary endpoint. Patients are also tested for specific viral strain.

In parallel, top-line results are upcoming from the opaganib2 global 475-patient Phase 2/3 study in patients hospitalized with severe COVID-19 - RedHill’s other advanced COVID-19 oral drug candidate.

About RHB-107 (upamostat)
RHB-107 is a proprietary, first-in-class, orally-administered antiviral, that targets human serine proteases involved in preparing the spike protein for viral entry into target cells. RHB-107 targets human cell factors involved in preparing the spike protein for viral entry into target cells and is therefore expected to be effective against emerging viral variants with mutations in the spike protein. RHB-107 is being evaluated in a Phase 2/3 study for treatment of patients with symptomatic COVID-19 who do not require inpatient care. In addition, RHB-107 has potential in several indications in oncology, inflammatory and gastrointestinal disease. RHB-107 has undergone several Phase 1 studies and two Phase 2 studies, demonstrating its clinical safety profile in approximately 200 patients. RedHill acquired the exclusive worldwide rights to RHB-107, excluding China, Hong Kong, Taiwan and Macao, from Germany’s Heidelberg Pharmaceuticals (FSE: HPHA) (formerly WILEX AG) for all indications.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs, Movantik® for opioid-induced constipation in adults, Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults, and Aemcolo® for the treatment of travelers’ diarrhea in adults. RedHill’s key clinical late-stage development programs include: (i) RHB-204, with an ongoing Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) disease; (ii) opaganib ( ABC294640), a first-in-class, oral SK2 selective inhibitor targeting multiple indications with a Phase 2/3 program for COVID-19 and Phase 2 studies for prostate cancer and cholangiocarcinoma ongoing; (iii) RHB-107 (upamostat), an oral serine protease inhibitor in a U.S. Phase 2/3 study as treatment for symptomatic COVID-19, and targeting multiple other cancer and inflammatory gastrointestinal diseases; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (v) RHB-102, with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; and (vi) RHB-106, an encapsulated bowel preparation. More information about the Company is available at www.redhillbio.com / https://twitter.com/RedHillBio.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk that enrollment in the Company’s Phase 2/3 study evaluating RHB-107 in patients with symptomatic COVID-19 will be delayed, not completed or not successful; the risk that RHB-107 and/or opaganib will not be effective against emerging viral variants with mutations in the spike protein; the risk that the Company’s Phase 2/3 development program evaluating RHB-107 and/or opaganib will not be successful and that the data from this clinical study will be delayed, if at all; the risk of a delay in receiving data to support emergency use applications or in making such emergency use applications, if at all; the risk that the Company will not initiate the Phase 2/3 study for RHB-107 in certain geographies, including South Africa, will not expand this study to additional sites in the U.S and that it will not be successful and that enrollment will be delayed; the risk that COVID-19 patients treated with RHB-107 or opaganib will not show any clinical improvement; the development risks of early-stage discovery efforts for a relatively new disease, including difficulty in assessing the efficacy of RHB-107 and opaganib for the treatment of COVID-19, if at all; intense competition from other companies developing potential treatments and vaccines for COVID-19; the effect of a potential occurrence of patients suffering serious adverse events using RHB-107, as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Movantik®, Talicia® and Aemcolo®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build and sustain its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and commercial products and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse events using investigative drugs under the Company's Expanded Access Program; and (xiv) competition from other companies and technologies within the Company’s industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 18, 2021. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact: Adi Frish Chief Corporate & Business Development Officer RedHill Biopharma +972-54-6543-112 adi@redhillbio.com	Media contacts: U.S.: Bryan Gibbs, Finn Partners +1 212 529 2236 bryan.gibbs@finnpartners.com UK: Amber Fennell, Consilium +44 (0) 7739 658 783 fennell@consilium-comms.com

1 RHB-107 (upamostat) is an investigational new drug, not available for commercial distribution in the United States.
2 Opaganib (ABC294640) is an investigational new drug, not available for commercial distribution in the United States.